UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-9410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMPUTER TASK GROUP, INCORPORATED

300 CORPORATE PARKWAY, SUITE 214N

AMHERST, NEW YORK 14226

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

DECEMBER 31, 2021

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Committee

of the Computer Task Group, Inc.

401(k) Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

We have served as the Plan’s auditor since 2014.

Bonadio & Co., LLP

June 27, 2022

Amherst, New York

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2021	2020
ASSETS
Investments at fair market value:
Shares of registered investment companies	$205,175,426	$186,916,799
Common collective trust	13,189,418	13,224,961
Employer stock fund	672,522	353,779
	219,037,366	200,495,539
Receivables:
Notes receivable from participants	1,560,276	1,655,511

Net assets available for benefits	$220,597,642	$202,151,050

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2021	2020
Sources of net assets:
Employee contributions	$12,158,189	$11,912,727
Employer contributions	499,992	2,508
Interest and dividend income	18,162,353	9,008,055
Realized gain (loss) from investment transactions, net	2,136,994	(209,099)
Unrealized gain on investments, net	6,134,219	15,180,121
Total sources of net assets	39,091,747	35,894,312
Applications of net assets:
Benefit payments and withdrawals	20,523,583	20,739,384
Administrative expenses	121,572	99,250
Total applications of net assets	20,645,155	20,838,634
Increase in net assets	18,446,592	15,055,678
Net assets available for benefits:
Beginning of year	202,151,050	187,095,372
End of year	$220,597,642	$202,151,050

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2021 and 2020

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code (IRC). The Plan is funded by employee and employer contributions and covers substantially all U.S. based employees of Computer Task Group, Incorporated (CTG or the Company) who complete one hour of service. The Plan assets are held in shares of registered investment companies, a common collective trust fund, and an employer stock fund held by Fidelity Management Trust Company, the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions – The Plan provides for employee pre-tax contributions ranging from 1% to 100% of salary, up to the maximum annual limitations allowed by the IRC. A Roth 401k feature is also available under the plan. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, also as allowed by the IRC. The Company may contribute on a discretionary basis to employee accounts. The Company made discretionary contributions to the Plan totaling $499,992 in 2021 and $2,508 in 2020. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan and may initiate one electronic or telephonic fund exchange each business day up to an annual limit of 20 fund exchanges each calendar year. Additional exchanges must be executed via U.S. mail.

The Plan provides for automatic enrollment, where each new eligible employee is enrolled contributing 6% of their salary to the Plan unless they opt out of the election at the time of hire. Each subsequent year, the employee’s contributions are increased by 1% automatically until the contributions reach 10% of the employee’s salary. The employees can also opt out of contributing to the plan at a date subsequent to their date of hire.

Vesting - Participants are immediately vested in their own contributions, including actual earnings or losses thereon. Participants become 20% vested in employer contributions after two years, 50% vested after three years of service, and fully vested after four years of service. Should the Plan be deemed top-heavy as defined under ERISA guidelines, an alternate vesting schedule will apply for those top-heavy years. The Plan was not deemed to be top-heavy in both 2021 and 2020.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to limit or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during the year ended December 31, 2021 totaled $14,233 ($300,000 - 2020). At December 31, 2021, there were $151,336 of unapplied forfeitures ($61,655 - 2020).

Notes Receivable from Participants - Participants may borrow from their fund accounts, starting at a minimum of $1,000 and increasing up to the lesser of a maximum of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, if any, and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested portion of a participant's account balance.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant's normal retirement date or the actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan's trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant's account will continue to receive its share of earnings and losses. Terminated participants with an account balance in excess of $1,000, but less than $5,000, who have not elected to receive their vested account balance, will receive a distribution of their account and the funds will automatically be transferred to an IRA at Millennium Trust Company.

Participants who reach age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition - All investments are carried at fair value or an approximation of fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, that such changes could materially affect participants’ account balances, and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly either by the Company or the Plan.

Income Taxes - The Internal Revenue Service has determined and informed the Company by letter dated March 28, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax-exempt.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid for a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants. The Company utilizes a fair value hierarchy for its assets and liabilities, as applicable, based upon three levels of input, which are:

Level 1 - quoted prices in active markets for identical assets or liabilities (observable)

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable or can be supported by observable market data for essentially the full term of the asset or liability (observable)

Level 3 - unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The following provides a description of the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Shares of Registered Investment Companies: Valued at quoted prices in active markets. Shares of registered investment companies are classified as Level 1 investments.

Computer Task Group, Inc. Common Stock Fund (Employer stock fund): This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock fund is classified as a Level 1 investment.

Common Collective Trust: Fund assets invested in the Fidelity Managed Income Portfolio (the Portfolio) invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. The net asset values (NAVs) are quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market or have observable inputs, with the exception of wrap contracts, which are valued using unobservable inputs including the Portfolio’s own assumptions based on the best information available. The common collective trust's underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The common collective trust does not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions.

NAV is a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables set forth financial assets measured at fair value in the Statements of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Quoted prices in
	active markets	Significant	Significant
	for identical	observable	unobservable	Total
	assets:	inputs:	inputs:	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Shares of registered investment companies	$205,175,426	$-	$-	$205,175,426
Employer stock fund	672,522	-	-	672,522
Total	$205,847,948	$-	$-	205,847,948
Common collective trust (a)				13,189,418
Total investments at fair market value				$219,037,366

	Assets at Fair Value as of December 31, 2020
	Quoted prices in
	active markets	Significant	Significant
	for identical	observable	unobservable	Total
	assets:	inputs:	inputs:	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Shares of registered investment companies	$186,916,799	$-	$-	$186,916,799
Employer stock fund	353,779	-	-	353,779
Total	$187,270,578	$-	$-	187,270,578
Common collective trust (a)				13,224,961
Total investments at fair market value				$200,495,539

(a)

In accordance with subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

4.	PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants primarily for distributions from the Plan and loan maintenance fees amounted to $64,417 for the year ended December 31, 2021 ($57,838 - 2020). For the year ended December 31, 2021, fees paid primarily for investment advisory and audit services totaled $121,572 ($99,250 - 2020). The Plan also allows investments in employer securities through the Computer Task Group, Incorporated unitized common stock fund. Computer Task Group, Incorporated is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Additionally, notes receivable from participants are party-in-interest transactions. Investment income from investments sponsored by Computer Task Group, Incorporated and interest income from notes receivable from participants totaled $322,858 for the year ended December 31, 2021 ($140,928 - 2020), net.

5.	CORONAVIRUS AID, RELIEF, AND ECONOMIC SECURITY (CARES) ACT

The Coronavirus Aid, Relief, and Economic Security (CARES) Act passed by Congress on March 27, 2020 contained several provisions that temporarily impacted 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the plan document. The Company evaluated the CARES Act’s required minimum distribution provisions and adopted the other relief provisions included in the CARES Act except for the loan provisions.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

EIN 16-0912632, PLAN# 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b)	(c)	(e)
			Fair Market
	Identity of Issuer	Description	Value
*	Fidelity	Fidelity Freedom 2030 Fund	$31,963,064
	Vanguard	Vanguard Institutional Index Fund	22,869,248
	JPMorgan	JPMorgan Large Cap Growth Class R-6	17,405,005
*	Fidelity	Fidelity Freedom 2025 Fund	13,393,137
*	Fidelity	Fidelity Managed Income Portfolio Class 1	13,189,418
	MFS	MFS Value Fund Class R4	11,718,702
*	Fidelity	Fidelity Freedom 2020 Fund	11,556,436
*	Fidelity	Fidelity Freedom 2015 Fund	11,286,767
*	Fidelity	Fidelity Freedom 2035 Fund	9,733,464
*	Fidelity	Fidelity Freedom 2010 Fund	8,550,986
	Vanguard	Vanguard Small-Cap Index Fund Admiral Shares	8,064,717
	Prudential	Prudential Total Return Bond Fund Class Z	8,005,035
	American Funds	American Century Mid Cap Value I Fund	7,840,860
*	Fidelity	Fidelity Freedom 2040 Fund	7,766,361
*	Fidelity	Fidelity Freedom 2045 Fund	6,512,470
*	Fidelity	Fidelity Freedom 2050 Fund	6,363,876
	John Hancock	John Hancock Venture I	5,355,799
	Vanguard	Vanguard International Value Fund Investor Shares	4,386,138
	American Funds	American Funds EuroPacific Growth Fund Class R-6	4,207,564
*	Fidelity	Fidelity Freedom 2055 Fund	3,378,676
*	Fidelity	Fidelity Infl-PR Bond Index	2,620,003
*	Fidelity	Fidelity Freedom 2060 Fund	1,381,488
*	CTG	CTG Stock Fund	672,522
*	Fidelity	Fidelity Freedom Income Fund	533,027
*	Fidelity	Fidelity Freedom 2065 Fund	163,820
*	Fidelity	Fidelity Government Money Market Fund	118,783
*	CTG 401k Retirement Plan	Notes receivable from participants (with interest rates from 4.25%-6.50%)	1,560,276
			$220,597,642

*	The above named institution is a party-in-interest

The accompanying notes are an integral part of these financial statements.

Exhibit Index

Exhibit	Description	Page
23	Consent of Bonadio & Co., LLP	#

  # Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

Date:	June 27, 2022	By:	/s/ John M. Laubacker
		Name: Title:	John M. Laubacker Member – Retirement Plan Committee